SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
KOMAG, INCORPORATED
(Name of Subject Company)
KOMAG, INCORPORATED
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

500453204
(CUSIP Number of Class of Securities)

Timothy D. Harris
Director and Chief Executive Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131
(408) 576-2000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)
With a copy to:

Larry W. Sonsini, Esq.	Jason P. Sebring, Esq.
Page Mailliard, Esq.	Wilson Sonsini Goodrich & Rosati
Wilson Sonsini Goodrich & Rosati	Professional Corporation
Professional Corporation	One Market, Spear Tower, Suite 3300
650 Page Mill Road	San Francisco, CA 94105
Palo Alto, CA 94304	(415) 947-2000
(650) 493-9300

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Jun. 28. 2007 / 5:00PM, WDC — Western Digital to Acquire Komag
CORPORATE PARTICIPANTS

Bob Blair
Western Digital Corp. — VP, IR
John Coyne
Western Digital Corp. — President, CEO
Tim Leyden
Western Digital Corp. — EVP-Fin.
Tim Harris
Komag — CEO
CONFERENCE CALL PARTICIPANTS
Rich Kugele
Needham & Company — Analyst
Paul Mansky
Citigroup — Analyst
Kevin Hunt
Thomas Weisel — Analyst
Mark Moskowitz
JPMorgan — Analyst
Min Park
Goldman Sachs — Analyst
Dan Renouard
Robert Baird — Analyst
Mark Miller
Brean Murray — Analyst
Christian Schwab
Craig-Hallum — Analyst
Sherri Scribner
Deutsche Bank — Analyst
Keith Bachman
Bank of Montreal — Analyst
Harry Blount
Lehman Brothers — Analyst
Bill Hand
Bear Stearns — Analyst
Matt Kather
WR Hambrecht — Analyst
Shaw Wu
American Technology Research — Analyst
PRESENTATION
Operator

Welcome to the Western Digital and Komag conference call. Presently, all participants are in a listen-only mode. Later, we will conduct a question and answer session. At this time, if you would like to ask a question, you may press star-1 on your touchtone phone. As a reminder, this call is being recorded.
Now I would like to turn the conference call over to Mr. Bob Blair. You may begin.

Bob Blair - Western Digital Corp. — VP, IR
Thank you and welcome to the Western Digital and Komag conference call. As we begin, I want to remind you that we will be making forward-looking statements in our comments and in response to your questions concerning the anticipating closing date of the transaction with Komag announced today and WD’s expectations regarding funding of the transaction, WD’s business and market expansion strategies, including WD’s strategy to be one of the hard drive industry’s leaders, WD’s beliefs regarding the strategic benefits of sourcing media internally, WD’s media supply strategy after completion of the transaction announced today, and WD’s expectations regarding the financial impact to the company of the transaction announced today, including the financial impact on WD’s gross margin, depreciation, and amortization expense, operating expenses and other key financial metrics.
These forward-looking statements are based on the current expectations of WD’s and Komag’s management and are subject to risks and uncertainties that could cause actual results to differ materially, including those listed in WD’s and Komag’s filings with the SEC including our Form 10-Qs filed with the SEC for the quarter ended March 31, 2007 and April 1, 2007, respectively, as well as the additional risk factors reported in the press release we will file with the SEC today. We undertake no obligation to update our forward-looking statements to reflect new information or events and you should not assume later in the quarter that the comments we make today are still valid. I would now like to turn the call over to John Coyne, President and Chief Executive Officer of Western Digital. John?

John Coyne - Western Digital Corp. — President, CEO
Thanks, Bob. Good afternoon, everyone. Thank you for joining us on this call to announce our agreement to acquire Komag. With me today are Steve Milligan, Chief Financial Officer of WD; Tim Leyden, Western Digital’s Executive Vice President of Finance; and Tim Harris, CEO of Komag.
Let me begin with a brief overview of the transaction announced today, which has been unanimously recommended by both companies’ board of directors. WD has made a $984 million cash offer to acquire Komag at $32.25 per Komag share. We expect to fund the acquisition through a combination of company cash and a term loan. This will be structured as a tender offer and back-end cash merger with the transaction expected to close in calendar Q3 2007, subject to customary regulatory approvals and other closing conditions.
I would now like to share some of our thinking and intent in taking this important strategic step. Afterwards, Tim Leyden will address some of the advantages that we expect to achieve in the WD business model from this combination, and Tim Harris will speak about the rationale for Komag in taking this step. We will then take your questions.
I think it’s important to note that for competitive reasons, we will not provide as much quantitative information today as you might prefer, but that we expect to be in a position to provide more information when the transaction closes. I would also like to mention that the focus of today’s call and the Q&A will be solely on the transaction announced today. Given the timing of today’s announcement at the end of the June quarter, neither WD nor Komag will be addressing industry conditions nor WD’s outlook for the current quarter on this call. However, I would call to your attention to Komag’s separate press release today about their revised outlook for the June quarter.
This acquisition of Komag by WD is strategic. It positions WD as a leading vertically integrated hard drive supplier for years to come. Having our own internal media supply will enable us to compete more efficiently. We will be better positioned to invest in innovation and develop new technologies, enhancing our ability to compete at the cutting edge of this business. On an industry note, today’s announcement is a continuation of a trend we’ve seen playing out in the last several years of asset rationalization, a good thing for this industry and our customers. We have seen the consolidation of HDD suppliers and a thinning of the merchant supply base for critical technology components such as heads and media. Having control of the key technologies has become even more important in this context.
As Western Digital has grown profitably to become the world’s second largest HDD supplier, the advantages of controlling our own destiny over the development and supply of these components and being able to capture the synergies between them at the system level has become increasingly evident. It is important to consider that Western Digital has a strong track record of integrating acquired operations quickly and efficiently. Beginning in 2003, we recognized and achieved the advantages of greater vertical integration when we acquired and integrated the assets of Read-Rite. This assured us of long-term access to head technology and the opportunity for improvement in operational flexibility in an industry where short cycle times and high quality are increasingly important.
Additionally, we successfully integrated the desktop hard drive manufacturing operations of Fujitsu in Thailand in 2001. Over the last seven years, we have built a successful business model and track record based on the attributes of quality, reliability, high asset efficiency, crisp executions, and a competitive cost structure. Managing high volume manufacturing operations efficiently is what we do for a living at Western Digital, and we do it with great passion and focus.
While there are significant differences between the acquisitions of Read-Rite and Komag, we see the opportunity to further enhance our cost leadership model and to achieve many of the same long-term strategic benefits in acquiring Komag. In contrast to Read-Rite at the time of its acquisition by WD in 2003, Komag is a highly efficient, highly utilized operation with good technology that is executing well for its customers. I would also note that Komag is an industry leader in shipment of perpendicular magnetic recording media. The physical proximity, cultural similarities, and integration of the two companies’ R&D organizations in Northern California and our manufacturing operations in Malaysia and Thailand are expected to advance our ongoing mission to tighten our supply chain and achieve low-cost, high-velocity leadership in the industry.
Another factor in our decision was one of scale. WD is now the world’s second largest supplier of hard drives, and this acquisition puts the company in a position to be in greater control of its own destiny in the dynamic storage marketplace, further differentiating us from many other players in the industry.
Now let me address our media supply strategy post-Komag acquisition. While we plan to provide the majority of our media needs internally, we will continue to source significant volumes from the merchant market. We greatly value our supplier relationships and we look forward to continued mutually beneficial business in the future. This hybrid media supply strategy will enable WD to benchmark its own technology against the best available merchant media, hedge our execution risk, and share our total development costs. This approach has worked extremely well with heads and we believe it is equally applicable for media.
We do not underestimate the challenge we face. But figuring out how to make assets and operations work more efficiently is a key part of the Western Digital DNA, and we look forward to doing exactly that with Tim Harris and the rest of the Komag team and we welcome them to Western Digital. I would now ask Tim Leyden to address the financial impact of the acquisition. Tim?

Tim Leyden - Western Digital Corp. — EVP-Fin.
Thanks, John. I would now like to describe the terms of the Komag acquisition and then share with you some of the financial parameters of the transaction and its potential impact on our long-term business model. We currently estimate that the total cost of the acquisition would be approximately $1 billion, consisting of cash paid for Komag’s outstanding stock, employee stock equivalents, and other costs of the acquisition.

From an accounting point of view, the acquisition will result in fair value adjustments to Komag’s carrying costs of assets and liabilities, including recognition of intangible assets such as purchase technology. This will result in incremental depreciation and amortization expense for the next several years. The amount of this incremental non-cash expense will be based on valuation work that will be performed in conjunction with the acquisition. In addition, we expect there will be a one-time charge for in-process research and development in the quarter in which the acquisition closes. As indicated in our press release, this transaction would be funded through a combination of cash and debt. To that end, we have secured a term loan of up to $1.25 billion.
Now let me take you through the expected impact of the acquisition on the next several quarters. For the March quarter, WD accounted for approximately 35% of Komag’s revenue. Komag’s other major customers are Seagate and Hitachi. Post-closing, we are prepared to provide all customers with the committed volumes outlined in their existing volume purchase arrangement. However, customers will determine their media and substrate requirement. Therefore, there could be a significant reduction in volume from those customers that will not be immediately replaced by our own internal requirements. Accordingly, we believe it is prudent to model a short-term negative impact to our gross margin related to unabsorbed fixed costs. This short-term impact could last for approximately three quarters post-closing. This impact could be $25 to $30 million per quarter. Additionally, we expect some exceptional transition-related costs totaling approximately $20 to $30 million. The amortization of intangibles resulting from fair value adjustments for the media assets will be approximately $20 to $30 million per quarter. We expect to be able to provide more specifics on this subject after we close the transaction.
From an operating expense standpoint, our spending is expected to increase by about $20 million per quarter, most of which will be for ongoing media-related research and development. Also our fourth quarter will include a one-time charge for in process research and development.
Turning to our business model, John has outlined several of the operational benefits of the acquisition. As indicated, we now expect to produce a significant amount of our media volumes internally. We will continue to procure meaningful volumes from the merchant market. We believe that on a long-term basis, our costs will decrease, resulting in a potential increase to our gross margin of approximately 250 basis points. Our net margins will potentially improve by up to 100 basis points once the full benefits of the acquisition have been realized. From a balance sheet perspective, we expect that a more vertically integrated enterprise will require increased inventory levels that might fluctuate based on the market condition for precious metals. Consequently, we expect our inventory terms to reduce. Historically our inventory terms have ranged from 18 to 20.
Lastly, capital expenditures when viewed as an average over several years will increase by approximately $80 million annually to sustain current capacity. Excluding the impact from amortization of acquisition-related intangibles, we expect the acquisition to be accretive to earnings by the first quarter of fiscal 2009. Now I’ll turn the call over to Tim Harris.

Tim Harris - Komag — CEO
Thank you, Tim. This is an exciting time for Komag and all of its constituents. Given the ongoing rationalization of assets throughout our global industry, the acquisition of Komag by WD is the natural next step in the close customer-supplier relationship between the two companies. This is a good transaction for WD, for Komag, and for the entire HDD industry. The transaction we announced today will provide our shareholders with an attractive price as well as value certainty in this dynamic industry.
WD is already a closely embedded customer in Komag’s processes and is therefore uniquely positioned to benefit from Komag’s media capabilities. As John has indicated, the two companies have a great deal in common culturally and in their focus on operational excellence. On behalf of the Komag team, we look forward to being part of the WD organization and delivering our leading technology, know-how, and execution capabilities to the continued success of WD. John?

John Coyne - Western Digital Corp. — President, CEO
Thank you, Tim. Operator, we will now open the call to questions.

QUESTIONS AND ANSWERS
Operator
Ladies and gentlemen, we will now begin the question and answer session portion of today’s call. If you have a question, please press star-1 on your touchtone phone. If you would like to withdraw your question, please press star-2. One moment please for the first question. Our first question comes from Rich Kugele, and please state your company name.

Rich Kugele - Needham & Company — Analyst
Needham & Company. Thank you. Just a few questions for this first round here. Can you give us a sense, Tim, on what you think the reasonable debt-cash percentage mix might be just so we can begin to triangulate the costs?

Tim Leyden - Western Digital Corp. — EVP-Fin.
Debt cash, we really haven’t finalized what our eventual capital structure will be, but we are evaluating that. In the short-term obviously we’re going to have the draw down on the $1.25 billion loan.

Rich Kugele - Needham & Company — Analyst
Okay, so you’ll pull that down anyway?

Tim Leyden - Western Digital Corp. — EVP-Fin.
Yes.

Rich Kugele - Needham & Company — Analyst
And then you talked how you will, within the context of the long-term contracts, offer to Komag’s customers continued supply. Is there any provision, though, in those contracts under change of control where you can get out of them if you want to?

Tim Leyden - Western Digital Corp. — EVP-Fin.
There are provisions in change of control that leave the decision up to the customer.

Rich Kugele - Needham & Company — Analyst
Okay. And is that the same case for the substrate side? I know that Komag as being the largest producer of substrates produced greater than its own requirements, which means it would be greater than your own requirements. Do you have a point of view on that side of the business?

Tim Leyden - Western Digital Corp. — EVP-Fin.
Similar provisions in the volume purchase agreements. And yes, the Komag substrate facility and operation is a class act in the industry and we would certainly be happy to continue to supply substrates to customers, outside our own needs.

Rich Kugele - Needham & Company — Analyst
Okay. And then just lastly, this is for Tim Harris. Although many of your customers were qualified on all three of your lines, sometimes they did have preferences. Do you anticipate taking down any of the lines that WD has historically not been interested in ahead of the transaction? Or will you make any restructuring actions ahead of the actual merger?

Tim Harris - Komag — CEO
You know, we haven’t got that deep into it. I guess I believe that all of our technologies will work efficiently for PMR and we’ll just take it from there.

Rich Kugele - Needham & Company — Analyst
Okay, and congratulations. Good idea.

Tim Harris - Komag — CEO
Thank you.

John Coyne - Western Digital Corp. — President, CEO
Thanks Rich.

Operator
Our next question comes from Paul Mansky. Please announce your company name.

Paul Mansky - Citigroup — Analyst
Yes, it’s Citigroup. Kind of following up on the volume purchase agreement question. Relative to that $25 to $30 million per quarter gross margin hit over the next three quarters, what are your underlying assumptions as it relates to the keep rate on the VPAs?

Tim Leyden - Western Digital Corp. — EVP-Fin.
What we have modeled is zero.

Paul Mansky - Citigroup — Analyst
Okay. Okay. So that’s — that would be a worst case scenario. Okay. As we look out over the next year to two years, your largest competitor likes to keep it in the 10% to 15% outsource mix on the media side. When you talk about — when you look at your ideal mix, would that closely mirror that number?

John Coyne - Western Digital Corp. — President, CEO
Well, Paul, our approach has been different. When we did the head acquisition, we indicated a substantial minority of our demand being outside, and we’ve run in the 70% to 80% internal head model. And we saw a similar model working in media.

Paul Mansky - Citigroup — Analyst
Great. Thank you very much, and congratulations again.

John Coyne - Western Digital Corp. — President, CEO
Thank you.

Operator
Our next question comes from Kevin Hunt. Please state your company name.

Kevin Hunt - Thomas Weisel — Analyst
Thomas Weisel. Couple of follow-up questions. In terms of those, the volume purchases, how long are those, again?

John Coyne - Western Digital Corp. — President, CEO
They are of different lengths, but the majority through the end of 2008.

Kevin Hunt - Thomas Weisel — Analyst
Okay. And so you’re — just so I understand this properly, so either the customers with those agreements have the option of sustaining them for the whole time or ending them early. But you said you’re modeling the worst case of ending them early and thus having excess capacity when you’re giving those gross margin number hits?

John Coyne - Western Digital Corp. — President, CEO
With the reference to the impact that could be $25 to $30 million that’s correct, yes.

Kevin Hunt - Thomas Weisel — Analyst
Okay. Now what in terms of — what’s, I guess your anticipation of how fast you could bring up — let’s say people did — we don’t need those agreements, that would obviously give you excess capacity, how fast could you fill that from your own demand or are there other hurdles you have to get over that would not allow you to fill that immediately?

John Coyne - Western Digital Corp. — President, CEO
In Tim’s remarks, he indicated three quarters where we could be affected, and so that gives you an idea of the transition relative to our ability to bring up lines to the WD recipe as well as influenced by our existing obligations to our merchant suppliers.

Kevin Hunt - Thomas Weisel — Analyst
Okay. So that three quarters is assuming you guys went off of — went to another supplier to get three quarters probably to ramp-up? Is that the fair way to think about it?

John Coyne - Western Digital Corp. — President, CEO
Yes.

Kevin Hunt - Thomas Weisel — Analyst
Okay. Another — I guess a question more for Komag, guys. Can you give any color of why you’re down 30% sequentially? That seems like a fairly material issue happening at the Company that requires an explanation on this call, I would think.

Tim Harris - Komag — CEO
We’ve updated our Q2 outlook. We’ll not have any other comments at this time, and we will discuss those Q2 results thoroughly in our normal earnings release.

John Coyne - Western Digital Corp. — President, CEO
And I think relative to this call, this has no bearing on the outlook for a WD — Komag combined WD media facility.

Kevin Hunt - Thomas Weisel — Analyst
Okay. So you’re I guess comfortable that there’s not some technology problem or some issue going on here?

John Coyne - Western Digital Corp. — President, CEO
Absolutely.

Kevin Hunt - Thomas Weisel — Analyst
Okay. Oh and one other question — what’s happening within the Komag converts? Are they getting retired as part of this? Or what goes on there?

John Coyne - Western Digital Corp. — President, CEO
Our intention is to retire the Komag convert after the transaction.

Kevin Hunt - Thomas Weisel — Analyst
Okay. Thank you.

Operator
Our next question comes from Mark Moskowitz. Sir, please state your company name.

Mark Moskowitz - JPMorgan — Analyst
Yes, good afternoon, JPMorgan. My first question, I guess, gets back to Kevin’s question as far as the Komag quarter in terms of down 30% sequentially. If we—?

John Coyne - Western Digital Corp. — President, CEO
Mark, I don’t think we want to go there on this call. This call is about the combination and the future.

Mark Moskowitz - JPMorgan — Analyst
Let me tackle it a different way in a more succinct fashion. I guess if we think about the future prospects of standalone Komag if this type of profile was to continue, and we think about how you acquired Read-Rite back in 2003 after that Company fell down on both knees — I’m just trying to get a sense, was there another bidder out there, another suiter out there for Komag in terms of why you’re buying them now versus later?

John Coyne - Western Digital Corp. — President, CEO
I think the issue of the combination is the strategic value to Western Digital of having control both of the technology and the supply line to service our needs for profitable growth into the future and to fuel our ability to accelerate technology in terms of the synergies between our heads and media. That relates to factors such as the transition to PMR, Komag’s progress, glass PMR, and similar factors.

Mark Moskowitz - JPMorgan — Analyst
And then as far as the overall industry, I know you don’t want to talk about the broader industry conditions, but should we think about — how should we think about oversupply right now? Is the industry in oversupply?

John Coyne - Western Digital Corp. — President, CEO
I think as we indicated in March in the March call, media supply was well balanced, maybe slightly long.

Mark Moskowitz - JPMorgan — Analyst
And then, John, as far as your relationships with the VPA folks in terms of the Seagates of the world — with the change of control, do they get their money back if they don’t want to keep using Komag? How does that work?

John Coyne - Western Digital Corp. — President, CEO
They get the residual money back.

Mark Moskowitz - JPMorgan — Analyst
And can you tell us how much that is?

John Coyne - Western Digital Corp. — President, CEO
No.

Mark Moskowitz - JPMorgan — Analyst
Okay. And then—?

John Coyne - Western Digital Corp. — President, CEO
We have factored it into our overall numbers.

Mark Moskowitz - JPMorgan — Analyst
Okay. And then a question for Tim Leyden as far as the OPEX guidance. I think you suggested we should model about $20 million incremental OPEX per quarter, is that correct?

Tim Leyden - Western Digital Corp. — EVP-Fin.
Yes, in the immediate future.

Mark Moskowitz - JPMorgan — Analyst
And then just lastly, how should we think about depreciation as far as from Komag, just given that there seem to be some sort of bewilderment in the past in terms of how their CAPEX had a pretty big uptake, but there wasn’t a commensurate money or uptake in terms of the appreciation, in terms of some sort of delayed effect. Does that mean you’re going to have higher depreciation going forward than we would expect?

Tim Leyden - Western Digital Corp. — EVP-Fin.
We’re not — we’re not anticipating that. We have modeled in a number of $25 to $30 million and that’s where we anticipate that it’s going to be on a run rate basis.

Mark Moskowitz - JPMorgan — Analyst
Okay. Thank you.

Operator
Our next question comes from Min Park, please state your company name.

Min Park - Goldman Sachs — Analyst
Goldman Sachs. Just a couple brief questions. Can you just tell us if there was any other competitors bidding for the Komag assets or if this was just purely a negotiated deal?

John Coyne - Western Digital Corp. — President, CEO
Well, I can tell you that we negotiated this deal with Komag. And we’re announcing that deal today.

Min Park - Goldman Sachs — Analyst
You can’t tell us if there’s other competitors bidding for the assets?

John Coyne - Western Digital Corp. — President, CEO
I can’t tell you.

Min Park - Goldman Sachs — Analyst
Okay. And second, if customers do have control in the supplier agreements, shouldn’t WD be able to actually internally source Komag platters very quickly should Seagate and Hitachi decide to end their relationship? Why should we expect a three quarter lag before they’re actually able to ramp up Komag?

John Coyne - Western Digital Corp. — President, CEO
Yes, we have Komag qualified on all of our platforms, and the issue is the rate at which — at this point what we’re advising you is that should the existing customers pull all of their business, it would take sometime to bring up all of those lines to the WD recipe. We also have existing obligations with our external merchant market partners that we will honor, and so there is a transition period before we reach the full utilization model that we anticipate as the long-term benefit of this acquisition.

Min Park - Goldman Sachs — Analyst
Okay. Thank you.

Operator
Our next question comes from Dan Renouard. Please state your company name.

Dan Renouard - Robert Baird — Analyst
Hi, it’s Robert Baird. I have a couple of questions. First is, can you talk about the timeline to the deal? How long were you guys in discussions? And then also to the extent that you can give us any sense for timing of the close? I mean if you’re expecting a fairly quick close — is there any reason why it would be an extended close, i.e. late in Q3, early in Q3? Thanks.

Tim Leyden- Western Digital Corp. — EVP-Fin.
The transaction is structured as a tender offer, which we expect to launch shortly with the closing during calendar Q3 2007, and obviously we’re subject to the various customary closing conditions including regulatory approval. That gives you an idea of the timing.

Dan Renouard - Robert Baird — Analyst
Can you talk about the timeline to actually negotiating this transaction?

John Coyne - Western Digital Corp. — President, CEO
No, I don’t think that’s relevant.

Dan Renouard - Robert Baird — Analyst
Is there any sort of a collar or a breakup fee?

John Coyne - Western Digital Corp. — President, CEO
Yes, there is a breakup fee and the tender documentation will show that.

Dan Renouard - Robert Baird — Analyst
That’s being filed tonight?

John Coyne - Western Digital Corp. — President, CEO
Tomorrow.

Dan Renouard - Robert Baird — Analyst
Tomorrow. And then last question is can you give us any sort of a sense and maybe this is in your — it’ll be in your filing, but what kind of terms on the loan did you get?

John Coyne- Western Digital Corp. — President, CEO
Obviously it depends on the rating we achieve, but we anticipate a favorable rating. We have taken a conservative view when we modeled the market rate.

Dan Renouard - Robert Baird — Analyst
Okay. And that will — we won’t know that tomorrow though we’ll know that in the coming weeks?

John Coyne - Western Digital Corp. — President, CEO
Yes.

Dan Renouard - Robert Baird — Analyst
Thank you.

Operator
Our next question comes from Mark Miller. Please state your company name.

Mark Miller - Brean Murray — Analyst
Mark Miller from Brean Murray. You probably addressed this, but I’m just wondering if you can give us a little more color into your thought process. We’ve been listening to or asking questions about the possibility of Western Digital vertically integrating the media for sometime. We were always told that you thought that that was not necessary. I’m just wondering — do you feel the industry’s becoming far more competitive or technologically challenged? What really changed this, say, over the last year?

John Coyne - Western Digital Corp. — President, CEO
Well, I think, Mark, what we’ve consistently indicated is that at those times, while we were not in a position to make this move, that we never say never and we continually evaluate the environment. As we look today at the overall consolidations that have been happening in the industry, at the current shape of the industry, the elements of ability to enhance and accelerate our technology and have our hands on that set of wheels, as well as the ability to secure and control continuity of supply, those two elements combined were the primary drivers here. And of course, it helps that over time it will benefit our cost structure.

Mark Miller - Brean Murray — Analyst
Do you feel this will result in any other strategic moves? This certainly leaves Samsung out in the cold as not being vertically integrated and they have ambitions. I’m just curious about any longer term strategic moves you could see in the industry because of it.

John Coyne - Western Digital Corp. — President, CEO
Well, I’d prefer not to speculate on that. But certainly we’re very positive on the impact on Western Digital’s competitive position.

Mark Miller - Brean Murray — Analyst
And finally, I know the fabs are pretty well filled up, but is it possible you could use some of the Malaysian fab space, say, as an alternative site for head production?

John Coyne - Western Digital Corp. — President, CEO
Well, the facilities as you know are quite well filled up. However, there is some available land for expansion that could potentially host any one of our operations going into the future. We’re very pleased with the synergies of this acquisition relative to supply chain integration are very good. Our footprint for manufacturing with the media heads and drives in Malaysia and Thailand connected by road transport is very tight, probably the best logistics footprint in the industry.

Mark Miller - Brean Murray — Analyst
And finally, what about the glass substrates in terms of — you’re certainly the leader in aluminum. But is there any strategy to get more vertically integrated through glass or — it’s just a question but that’s a big thing for the future.

John Coyne - Western Digital Corp. — President, CEO
I think, as you know, Komag had been working hard on glass media, and that will continue. As to the glass substrate we have some very expert suppliers whose business forte that is, and they have been very supportive of the effort so far.

Mark Miller - Brean Murray — Analyst
Thank you. Congratulations again.

John Coyne - Western Digital Corp. — President, CEO
Thank you.

Operator
Our next question comes from Christian Schwab. Please state your company name.

Christian Schwab - Craig-Hallum — Analyst
Craig-Hallum Capital Group, congratulations. Could you remind us what your, roughly what your average platter count is per drive today?

John Coyne - Western Digital Corp. — President, CEO
It’s about 1.7.

Christian Schwab - Craig-Hallum — Analyst
Great. And then do you think by acquiring Komag that this could help accelerate your opportunity to introduce enterprise drives faster?

John Coyne - Western Digital Corp. — President, CEO
Not specifically. But it certainly facilitates over time our ability to improve our time to market due to the integration of the head and media engineering efforts.

Christian Schwab - Craig-Hallum — Analyst
Great. No further questions. Thanks.

Operator
Our next question comes from Sherri Scribner. Please state your company name.

Sherri Scribner - Deutsche Bank — Analyst
Hi, thank you, it’s Deutsche Bank. Can you just quickly comment on the share count assumptions that you’re using for the deal, and does that include the convertible debt?

John Coyne- Western Digital Corp. — President, CEO
Yes, we’re using 30.5 million as the share count.

Sherri Scribner - Deutsche Bank — Analyst
Okay.

John Coyne- Western Digital Corp. — President, CEO
That does include the convertible debt.

Sherri Scribner - Deutsche Bank — Analyst
Okay. Great. And then in terms of Komag’s ramp of glass media, have you qualified Komag’s glass media at this point? And how important was Komag’s ramp of perpendicular media, their sort of time line and just what you saw in terms of their products pipeline that made you interested in buying them?

John Coyne - Western Digital Corp. — President, CEO
I think the fundamental — one of the fundamental drivers here is the fact that Komag has led the industry in perpendicular and their achievements both on aluminum and glass relative to that technology.

Sherri Scribner - Deutsche Bank — Analyst
And have you qualified their glass media yet?

John Coyne - Western Digital Corp. — President, CEO
We don’t talk about which media we have qualified. We don’t generally talk about specific qualification of supplier components.

Sherri Scribner - Deutsche Bank — Analyst
Okay. And then in terms of the purchase price, I think, Tim, a couple of weeks ago we talked to you and you talked that the asset value for the company was about $1 billion or more. It seems like Western Digital is getting you at a relatively reasonable price considering what you said the asset value is. Can you comment a little bit about sort of the deal price and why it maybe isn’t a little bit higher?

Tim Harris- Komag — CEO
Yes we believe that this is — that we are delivering value certainty to our shareholders and at the same time securing a good long-term future for our employees as we’re part of this combined entity. And I think it’s also a good price and a good deal for WD.

Sherri Scribner - Deutsche Bank — Analyst
Okay. Great. Thank you.

Operator
Our next question comes from Keith Bachman. Please state your company name.

Keith Bachman - Bank of Montreal — Analyst
Hi, Bank of Montreal. Can you remind us of what percent WD sources its media from Komag?

John Coyne - Western Digital Corp. — President, CEO
I don’t think we have released that information publicly.

Keith Bachman - Bank of Montreal — Analyst
Can you release it now? It’s relevant to the transaction.

John Coyne - Western Digital Corp. — President, CEO
I can — you can probably work it out. I gave you the disks per drive and you know that we were 35% of Komag’s business last quarter.

Keith Bachman - Bank of Montreal — Analyst
Okay. Let me try another one then. If you — could you give us any characterization on where you’re not sourcing from Komag? I assume it’s on the notebook side, but anything on the enterprise side, as well, or the enterprise drives, rather?

John Coyne - Western Digital Corp. — President, CEO
Well, we have not announced any enterprise class products. We do serve the enterprise market with our RAID addition 3.5” aluminum-based large capacity drive families. But if you are referring to enterprise as SCSI fiber channel, we have no announced product in that area.

Keith Bachman - Bank of Montreal — Analyst
No, I was referring to drives. The drives you identified — are you using the Komag media for that?

John Coyne - Western Digital Corp. — President, CEO
Oh, okay. We use Komag media in the full range of our 3.5” aluminum-based drives.

Keith Bachman - Bank of Montreal — Analyst
Okay. Thank you.

Operator
Our next question comes from Harry Blount. Please state your company name.

Harry Blount - Lehman Brothers — Analyst
Lehman Brothers. Couple questions. First of all, on the Komag side of the equation, is it fair to assume that the R&D effort at Komag is relatively split proportionately to the vendor revenue that you supplied?

Tim Harris- Komag — CEO
Yes, although perhaps not linear. But it varies, of course, quarter to quarter depending on who is qualifying new products and how quickly they are ramping. That’s a reasonably good assumption.

Harry Blount - Lehman Brothers — Analyst
Secondly, a lot of the equipment—?

John Coyne - Western Digital Corp. — President, CEO
Let me just interject there. You should not assume from that that we will apportion the R&D resources the same way. We see this as an opportunity to accelerate WD’s technology by applying those resources in a focused way.

Harry Blount - Lehman Brothers — Analyst
Correct. That’s exactly where I was going with the question. You’ll have to be supportive of less programs going forward.

John Coyne - Western Digital Corp. — President, CEO
Which should allow acceleration.

Harry Blount - Lehman Brothers — Analyst
Secondly, a lot of the equipment in Malaysia if memory serves is fully depreciated at this point. And as you repurpose some of those production lines, which if memory serves are from multiple vendors — it feels like there will be some fair amount of incremental CAPEX associated, which may also boost depreciation. Has that been fully factored into the returns?

John Coyne- Western Digital Corp. — President, CEO
Yes. As you know, Komag has been a significant amount of CAPEX over the last two years building out their increased capacity. We have no current plans to increase that capacity level other than through improved utilization, and the current equipment lines, as you know, are at bearing ages, and we have made assumptions relative to appropriate replacements and sustaining capital to achieve full utilization at the current capacity.

Harry Blount - Lehman Brothers — Analyst
Okay, just want to make sure. But in terms of the accounting for the transaction, doesn’t the asset then have to be written up using this accounting treatment?

John Coyne- Western Digital Corp. — President, CEO
And we mentioned that in our opening remarks where we have assumed some amortization as a result of the revaluation of those assets.

Harry Blount - Lehman Brothers — Analyst
Okay. Lastly, if we just do the straight math on the net margin accretion that you guys are looking for of about 100 bips on your $5 to $6 billion type revenue number, that would suggest a payback around the two-year time frame once you do hit that break-even point. Am I looking at this right that the payback will probably be in the 2.5 to 3-year range overall?

John Coyne- Western Digital Corp. — President, CEO
Yes, we have an awful lot of modeling to do yet and we have a lot of discovery to do, and we don’t know what the revaluation is going to be. But I think you’re pretty much in the ballpark.

Harry Blount - Lehman Brothers — Analyst
I’m sorry, I did have one more, actually. Any tax consequences? Komag had some fairly meaningful tax holidays in Malaysia. Is there any change of control provisions that may put those at risk?

John Coyne- Western Digital Corp. — President, CEO
We believe not. We believe we can capitalize on the favorable situation that they had.
And as you know, as Western Digital, we have been in Malaysia since 1973 and have very good relationships with the Malaysian government and promotion agencies, as do Komag. And we believe this combination will be viewed very positively there as securing the long-term future of both endeavors.

Harry Blount - Lehman Brothers — Analyst
Great. Thank you very much.

Operator
Our next question comes from Andy Neff. Please state your company name.

Bill Hand - Bear Stearns — Analyst
Yes, it’s Bill Hand for Andy from Bear Stearns. Just getting back to the question on the valuation. Any thoughts on the basis for the billion dollar valuation? Any relevant metrics you looked at to get to that number?

John Coyne- Western Digital Corp. — President, CEO
We’ve actually been working, as you know, with Goldman Sachs, our investment banker, and they have provided the fairness opinion and it does provide a very nice return on capital.

Bill Hand - Bear Stearns — Analyst
Okay. Just to clarify, you said the $25 to $30 million gross margin that you expected over the next three quarters, that was if both Hitachi and Seagate pulled all their volumes?

John Coyne- Western Digital Corp. — President, CEO
Yes. As you know, this business is pretty sensitive to utilization rates.

Bill Hand - Bear Stearns — Analyst
Sure.

John Coyne- Western Digital Corp. — President, CEO
So consequently, that’s the reason we have modeled that in the next three quarters, and it does assume that we have zero volumes from the two other customers, significant customers.

Tim Leyden- Western Digital Corp. — EVP-Fin.
So just in relation to that, I think I indicated in an earlier response that VPAs had up to the end of 2008. There are actually different termination dates on the VPAs, and they could be shorter than that. There are some termination rights within the VPAs that could make them shorter than that. But our guidance is two to three months — or two to three quarters, sorry, to get to full utilization or in the ballpark.

Bill Hand - Bear Stearns — Analyst
Okay. And lastly, so you said the transaction would be accretive in 4Q ‘09, but you’re not prepared yet to provide a time frame as to when you might achieve those gross margin and net margin improvements that you referenced?

John Coyne- Western Digital Corp. — President, CEO
We’re not yet — as we said, we’re early in the stages of evaluating that, and obviously there are a number of things that we just don’t have answers on yet.

Bill Hand - Bear Stearns — Analyst
Okay. Thank you.

Operator
Our next question comes from Matt Kather. Please state your company name.

Matt Kather - WR Hambrecht — Analyst
Hi, WR Hambrecht. Just a follow-up question on the operating costs for the Western Digital combined model going forward. You mentioned $20 to $30 million per quarter and then you also said that of the $20 million per quarter intangibles cost. Are there two separate things you wanted us to — that you were trying to explain or did you just mean a total of $20 to $30 million per quarter?

Tim Leyden - Western Digital Corp. — EVP-Fin.
I said the operating expenses were going to increase by approximately $20 million per quarter.

Matt Kather - WR Hambrecht — Analyst
So that includes the amortization of intangibles?

Tim Leyden - Western Digital Corp. — EVP-Fin.
That’s a separate and additional item.

Matt Kather - WR Hambrecht — Analyst
Okay. So the amortization of the intangibles would be a separate additional $20 to $30 million a quarter?

Tim Leyden - Western Digital Corp. — EVP-Fin.
Yes.

Matt Kather - WR Hambrecht — Analyst
Okay. On the CAPEX, you said additional $80 million a year on a longer term ongoing model. Does that factor in eventual expansion? Or is that just factoring in keeping the existing capacity that you’re buying from Komag today?

Tim Leyden - Western Digital Corp. — EVP-Fin.
It’s the sustaining level for the capital at the current capacity levels. But obviously we believe that there’s some opportunity for increase through improved utilization.

Matt Kather - WR Hambrecht — Analyst
So that’s a maintenance number to sustain?

Tim Leyden - Western Digital Corp. — EVP-Fin.
A sustaining number.

John Coyne - Western Digital Corp. — President, CEO
Maintenance and technology. Obviously you need to refresh equipment in order to keep pace with the rate of technology required for aerial density.

Matt Kather - WR Hambrecht — Analyst
Last question is for Tim Harris on the Komag side. For your shareholders, this is not going to require a vote, is that correct?

Tim Harris - Komag — CEO
That’s correct.

Matt Kather - WR Hambrecht — Analyst
And again, it’s been asked a couple of different ways, but from a Komag shareholder perspective, maybe could you say again why you think that this is the best value for the company? Clearly some near term challenges, but I think a lot of shareholders would view this if they had the opportunity to vote as not a high enough price for them. So what would you say to those shareholders?

Tim Harris - Komag — CEO
Well, we’ve worked well with WD for a long time in a customer-supplier relationship. As you know WD is our largest media customer. And I guess we think that this transaction is the natural next step. We do believe that it’s important that we’re capturing the value with an absolute degree of certainty for our shareholders, and that’s really how we look at it.

Matt Kather - WR Hambrecht — Analyst
Thank you.

Operator
Our next question comes from Shaw Wu. Please state your company name.

Shaw Wu - American Technology Research — Analyst
Yes, American Technology Research. Just two questions. First, I know, Tim, you talked about what percentage of your shipments and production — those are two separate questions, I guess — is PMR? And then the second — the second question is comments that over the longer term you could source 70% plus of your media needs internally. Does that also apply for glass, as well, glass media? Thanks.

John Coyne - Western Digital Corp. — President, CEO
Let me answer that. This is John. WD does not and will not break out our PMR, LMR, aluminum glass ratios. However, we do intend to utilize the Komag operations to address all of our product lines over time, given within the model of a majority internal production 20% to 30% external sourcing. But we will participate in every kind of media.

Shaw Wu - American Technology Research — Analyst
Okay. Thanks.

Operator
Once again, to ask your question, please press star-1 on your touchtone phone. Our next question comes from Kevin Hunt. Please state your company name.

Kevin Hunt - Thomas Weisel — Analyst
Thomas Weisel. A couple of follow-up questions. To go back to some of the earlier questions about other bidders — I think maybe what people are getting at — is there a potential for other bidders to come in now? Or was that exhausted?

John Coyne - Western Digital Corp. — President, CEO
Well, I guess we can’t prevent anyone who sees a greater value here from bidding. But what we are focused on is working together with Komag to get this deal closed and to move forward with what we think is a very good deal for the Komag shareholders and a very positive forward opportunity for Western Digital and for the employees of Komag.

Tim Harris - Komag — CEO
Kevin, this is Tim Harris. I’d just add that we believe that this combination is really logical and compelling, and our goal is to close the transaction and begin the integration as soon as possible.

Kevin Hunt - Thomas Weisel — Analyst
Okay. One other follow-up, as well. Kind of looking at sort of where Komag’s capacity is, at least my understanding of it is in Western Dig. units, you should have enough capacity to meet all your needs for the next say 12 months where all those guys — you get Hitachi to say go to zero. Should we be thinking then that you’re not going to be spending a lot of incremental CAPEX to expand capacity of your internal over the next couple of years then, if you, as you implied, are going to do 10% or 20% to 30% external still?

John Coyne - Western Digital Corp. — President, CEO
I think as we’ve indicated, Kevin, the capital that Tim has outlined in the $80 million a year addresses the continuous rolling upgrade and maintenance of the current installed capacity.

Kevin Hunt - Thomas Weisel — Analyst
Okay. So there’s no real need to have any incremental or new capacity?

John Coyne - Western Digital Corp. — President, CEO
Not in the medium term here.

Kevin Hunt - Thomas Weisel — Analyst
Okay. Thank you.

John Coyne - Western Digital Corp. — President, CEO
So we have time for one more question and then we’ll need to close out.

Operator
One moment for the next question. At this time we have no further questions. I would like to turn the call over to Mr. John Coyne.

John Coyne - Western Digital Corp. — President, CEO
Okay, well, I’d like to thank you all for participating today. We’re very excited by this combination with Komag. We welcome them to the Western Digital family, and we’re looking forward to the ability to further improve our performance, which we will report to you again in July. Thank you very much.

Additional Information
The tender offer for the outstanding common stock of the Company has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock will be made only pursuant to an offer to purchase and related materials that WD intends to file with the SEC on Schedule TO. The Company also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. The Company’s stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from the Information Agent named in the tender offer documents, from WD (with respect to documents filed by WD with the SEC), or from the Company (with respect to documents filed by the Company with the SEC).
Safe Harbor
This transcript contains forward-looking statements that are subject to certain risks and uncertainties and are subject to change at any time. Factors that could cause actual results to differ materially include, but are not limited to, costs related to the proposed tender offer and merger, the risk of failing to meet the minimum tender condition or obtain any required stockholder or regulatory approvals or satisfy other conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that our business will suffer due to uncertainty related to the transaction and other risks related to our business set forth in our filings with the Securities and Exchange Commission, including the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007. There can be no assurance that the tender offer or any other transaction will be consummated. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance or events. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by law.